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                          July 23, 2021

       Thomas Fennimore
       Chief Financial Officer
       Luminar Technologies, Inc./DE
       2603 Discovery Drive, Suite 100
       Orlando, Florida 32826

                                                        Re: Luminar
Technologies, Inc./DE
                                                            Registration
Statement on Form S-1
                                                            Filed July 16, 2021
                                                            File No. 333-257989

       Dear Mr. Fennimore:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Geoff
Kruczek at (202) 551-3641 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Daniel S. Kim